Exhibit 99.1

January 30, 2020

Mr. Daniel D. Wilson

Executive Vice President

Ring Energy, Inc.

901 West Wall Street, Third Floor

Midland, Texas 79702

Re:	Evaluation Summary
Ring Energy, Inc. Interests
Proved Reserves
Texas and New Mexico
As of January 1, 2020

Dear Mr. Wilson:

As requested, we are submitting our estimates of proved reserves and our forecasts of the resulting economics attributable to the above captioned interests as of January 1, 2020. It is our understanding that the proved reserve estimates shown herein constitute 100.0 percent of all proved reserves owned by Ring Energy, Inc. on a barrel of oil equivalent basis. This report, completed on January 30, 2020, has been prepared for use in filings with the SEC by Ring Energy, Inc.

Composite reserves estimates and economic forecasts for the proved reserves are summarized below:

			Proved
		Proved	Developed
		Developed	Non-	Proved	Total
		Producing	Producing	Undeveloped	Proved
Net Reserves
Oil/Condensate	-- Mbbl	37,841.3	3,400.7	30,116.9	71,359.0
Gas	-- MMcf	31,503.6	2,964.3	23,804.0	58,271.9
Revenue
Oil/Condensate	-- M$	1,983,676.1	177,682.7	1,578,634.4	3,739,993.3
Gas	-- M$	43,108.5	3,071.1	39,600.6	85,780.2
Severance and
Ad Valorem Taxes	-- M$	143,821.7	13,095.9	111,601.7	268,519.4
Operating Expenses	-- M$	186,341.9	12,862.4	78,768.9	277,973.3
Other Deductions	-- M$	250,107.1	8,786.3	159,501.8	418,395.2
Investments	-- M$	522.4	7,017.7	244,917.8	252,457.8
Operating Income (BFIT)	-- M$	1,445,991.5	138,991.5	1,023,444.8	2,608,427.8
Discounted @ 10%	-- M$	650,951.1	62,759.4	389,085.4	1,102,795.8

Evaluation Summary

Ring Energy, Inc.

January 30, 2020

The discounted value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.

The detailed forecasts of reserves and economics are presented in the attached tables. Tables I- Proved, I-PDP, I-PDNP, and I-PUD are summaries of the reserves and associated economics by reserve category. Tables II-PDP, I-PDNP, and II-PUD are one-line summaries of the ultimate recovery, gross and net reserves, ownership, revenue, expenses, investments, net income and discounted cash flows for the individual forecasts in each Table I. The entries in these tables are sorted by state, county and then lease name. Page 1 of the appendix explains the types of data in these tables. The methods employed in estimating reserves are described in page 2 of the Appendix.

As requested, hydrocarbon pricing of $2.58 per MMBtu of gas (Henry Hub spot) and $52.19 per barrel of oil/condensate (WTI posted) was applied without escalation. In accordance with the Securities and Exchange Commission guidelines, these prices were determined as an unweighted arithmetic average of the first-day-of-the-month price for the previous 12 months. As directed, this 12-month period ends in December 2019. The oil and gas prices were held constant and were adjusted for gravity, heating value, quality, transportation and marketing. The adjusted volume- weighted average product prices over the life of the properties are $52.41 per barrel of oil and $1.47 per Mcf of gas.

Operating costs were based on operating expense records of Ring Energy. Drilling and completion costs were based on estimates provided by Ring Energy and reviewed by Cawley, Gillespie & Associates. Severance tax and ad valorem rates were specified by state/county based on actual rates. As per the Securities and Exchange Commission guidelines, neither expenses nor investments were escalated. The cost of plugging and the salvage value of equipment have not been considered.

The proved reserves classifications conform to criteria of the SEC regulation. The estimates of reserves in this report have been prepared in accordance with the definitions and disclosure guidelines set forth in the U.S. Securities and Exchange Commission (SEC) Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the date of this report as noted herein. In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geoscience. Therefore, the possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. An on-site field inspection of the properties has not been performed. The mechanical operation or conditions of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered.

The reserves were estimated using a combination of the production performance, volumetric and analogy methods, in each case as we considered to be appropriate and necessary to establish the conclusions set forth herein. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

The reserves estimates were based on interpretations of factual data furnished by Ring Energy. Ownership interests were supplied by Ring Energy and were accepted as furnished. To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.

Evaluation Summary

Ring Energy, Inc.

January 30, 2020

Our work-papers and related data are available for inspection and review by authorized parties.

Respectfully submitted,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693

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